CSCA CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

(With Report of Independent Registered Public Accounting Firm Therein)

DECEMBER 31, 2020

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51671

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CSCA Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

845 THIRD AVENUE, 6TH FLOOR
(No. and Street)

New York (City) (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laurent de Marval (212) 446-9170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith and Brown
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 9th Flor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Laurent de Marval</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>CSCA Capital Advisors, LLC</u>, as of <u>December 31,</u>, 20<u>20</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

<u>Managing Director</u>
Title



_____
Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CSCA CAPITAL ADVISORS, LLC

INDEX

December 31, 2020

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
CSCA Capital Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CSCA Capital Advisors, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 26, 2021

CSCA CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS		
Cash	$	3,313,698
Accounts Receivable		289,297
Prepaid expenses and other current assets		20,943
Total Assets	$	3,623,938
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	419,555
Due to Parent		822,575
Total Liabilities		1,242,130
Member's Equity		2,381,808
	$	3,623,938

See accompanying notes to financial statement.

CSCA CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENT

1. Nature of business

Nature of Business

CSCA Capital Advisors, LLC (the "Company"), is a New York limited liability company. The Company is wholly-owned by CS Capital Advisors, LLC (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides certain advisory and consulting services on a fee basis, to corporations, REITs and others in connection with financial transactions including mergers, acquisitions, divestitures, leveraged buy-outs, joint ventures, reorganizations, recapitalizations and other extraordinary corporate transactions. The Company provides fairness opinion letters and valuations in conjunction with a broad range of financial transactions. The Company also acts as a co-manager on underwritten offerings of debt, preferred equity or equity-linked securities and an agent in the placement of securities. The Company is typically compensated on a fee for services basis, including opinion fees upon rendering opinions, placement agent fees for the placement of securities and its participation in the gross spread associated with underwritten offerings.

2. Summary of significant account policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable, Advisory Fee and Underwriting Revenue

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. There was no allowance for doubtful accounts required at December 31, 2020.

The Company recognizes revenues in accordance with Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, which stipulates that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Securities transactions and the related revenues and expenses are recorded on a trade date basis as securities transactions occur.

Significant Judgments

Revenue from contracts with customers includes underwriting, marketing and distribution fees, and asset management fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constrains on variable consideration should be applied due to uncertain future events.

CSCA CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENT

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2. Summary of significant account policies (continued)

Significant Judgments (continued)

Advisory fee revenues from investment banking and advisory services are recorded in accordance with the terms of the related investment banking and advisory service agreements. These agreements are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. The Company believes that the transaction date is the appropriate point in time to recognize revenue for investment banking and advisory transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the either the offering or transaction at that point. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Advisory fees are paid at the closing of a transaction.

Underwriting fees include gains, losses and fees, net of underwriting expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting fees are recognized when earned and realizable, typically when the securities offering closes. There were no underwriting fees earned during 2020.

As of January 1, 2020 and during the year, the Company had no contract assets or contract liabilities. As of December 31, 2020, the Company had no contract assets or contract liabilities. Accounts receivable on January 1, 2020 was $0 and $289,297 on December 31, 2020.

Disaggregated Revenue

Disaggregation of revenue is presented on the face of the Statement of Operations by type of revenue streams the Company earns.

Income Taxes

The Company is a limited liability company, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. The Company is included in the income tax return of its Parent, and accordingly the Company's proportionate share of state and local income taxes are presented in these financial statements. The Company's Parent, who is also an LLC, files its income tax returns in the U.S. and various state and local jurisdictions. At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal, state and local income tax audits for all periods subsequent to 2016.

From time to time the Company does business with United States customers domiciled outside of New York City. The Company is subject to taxation in these other jurisdictions to the extent the Company's activity creates nexus in those jurisdictions. For the year ended December 31, 2020

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CSCA CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENT

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2. Summary of significant accounting policies (continued)

Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase.

ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2020.

3. Cash and concentration of credit risk

The Company considers money market accounts in banks to be cash.

In the normal course of business, the Company maintains its cash balances in one financial institution, which exceed federally insured limits. The Company is subject to credit risk should the financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and management monitors the financial condition of the financial institution and does not anticipate any losses from this counterparty.

4. Related party transactions

Service Agreement and Due to/from Parent

Pursuant to a service agreement, the Parent provides various services and other operating assistance to the Company. These include professional services, physical premises, utilities, the use of fixed assets, travel, insurance, subscriptions, taxes, personnel and other general and administrative services. At December 31, 2020, the Company recorded a payable of approximately $822,000 to the Parent for allocated expenses owed.

Minimum Tax Distributions

Pursuant to the Parent's *Operating Agreement*, the Parent's Board of Managers shall cause the Parent to make distributions on a quarterly basis to each member of the Parent. Such distribution shall aggregate an amount equal to at least fifty percent of such member's anticipated distributive share of the Parent's estimated taxable income for such quarter to the extent such income is attributable to allocation of net profit to such member. As net capital requirements permit, the Parent may call upon the Company to fund these obligations. There were distributions totaling $7,509,000 to the Parent during 2020.

CSCA CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENT

5. Concentration of accounts receivable

At December 31, 2020 the Company had accounts receivable from two customers.

6. Net capital requirement

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was approximately $2,071,500 which was approximately $1,971,500 in excess of its minimum requirement of approximately $100,000.

7. Exemption from Rule 15c3-3

The Company claims exemption from Rule 15c3-3 under the Securities Exchange Act of 1934, under the provisions in Section (k)(2)(i) of the Rule.

8. Risks and uncertainties

During the 2020 calendar year, the World Health Organization has declared the outbreak of the coronavirus ("Covid-19") to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets, and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact of financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

9. Subsequent events

On February 8, 2021, the Company made a distribution of $1,620,000 to the Parent.

No other events or transactions subsequent to December 31, 2020 through the date these financial statements were issued would require recognition or disclosure in these financial statements.